EXHIBIT 99.1

Pan American Silver to Release Q3 2007 Financial Results November 9, 2007

 Q3 2007 Financial Results Release:  November 9, 2007 - after market close
 Conference Call and Webcast:        November 13, 2007 - 8:00 am PST
                                     (11:00 am ET)

VANCOUVER, British Columbia, Oct. 19, 2007 (PRIME NEWSWIRE) -- The full results will be made available online after release on November 9, 2007 on Pan American Silver's (Nasdaq:PAAS) (TSX:PAA) website which can be found at www.panamericansilver.com.

Conference Call and Webcast details

 DIAL-IN NUMBERS
     North America toll-free:       1 (888) 694-4728
     International toll:            1 (973) 582-2745

 AUDIO WEBCAST
     The call will be broadcast live on the internet at:
     http://www.vcall.com/IC/CEPage.asp?ID=122299

 PLAYBACK (available for one week following the call)
     North America toll-free:       1 (877) 519-4471
     International toll:            1 (973) 341-3080
            **Replay Pin # 9368810

The Pan American Silver Corp. logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3233

CONTACT:  Pan American Silver Corp.
          Alexis Stewart, Director, Corporate & Investor Relations
          604-684-1175
          1-800-677-1845 (toll-free)